American Bonanza Commences Trading on the OTCQX

May 27, 2011 - American Bonanza Gold Corp. (TSX: BZA) (OTCQX: ABGFF) ("Bonanza”) is pleased to announce it has commenced trading on the OTC market’s highest tier, OTCQX®, under the symbol ABGFF. Investors can find current financial disclosure and Real-Time Level 2 quotes for Bonanza on www.otcqx.com and www.otcmarkets.com. SecuritiesLawUSA, PC will serve as Bonanza’s Principal American Liaison (“PAL”) on OTCQX, responsible for providing guidance on OTCQX requirements.

About Bonanza

Bonanza is re-activating mining at the 100% owned, construction-stage Copperstone gold mine in Arizona. Bonanza has approximately 180 million shares outstanding and is permitted and fully funded through to production, with no debt and no hedges. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com